Exhibit 99.1

Rezolve Ai Announces $250 Million Registered Direct Offering led by Existing and New Fundamental Institutional Investors

NEW YORK, January 20, 2025 (GLOBE NEWSWIRE) -- Rezolve Ai (NASDAQ: RZLV), a leader in Agentic Commerce and AI-powered customer engagement, today announced that it has entered into securities purchase agreements led by existing and new fundamental institutional investors for the purchase and sale of 62,500,000 ordinary shares at a purchase price of $4.00 per share, pursuant to a registered direct offering, resulting in gross proceeds of approximately $250 million, before deducting placement agent commissions and other offering expenses. The closing of the offering is expected to occur on or about January 21, 2026, subject to the satisfaction of customary closing conditions.

The Company intends to use the net proceeds from the offering for accelerated investment into its sales organization, potential accretive M&A opportunities and general corporate and working capital purposes.

A.G.P./Alliance Global Partners is acting as lead placement agent for the offering, with Titan Partners and Maxim Group LLC serving as co-placement agents. Cantor Fitzgerald & Co., Roth Capital Partners, and Northland Capital Markets acted as financial advisors in the offering.

This offering is being made pursuant to an effective shelf registration statement on Form F-3 (File No. 333-291842) which was declared effective by the Securities and Exchange Commission (the “SEC”) on December 19, 2025. The offering is made only by means of a prospectus which is part of the effective registration statement. A prospectus supplement and the accompanying prospectus relating to the registered direct offering will be filed with the SEC and will be available on the SEC's website located at http://www.sec.gov. Additionally, when available, electronic copies of the prospectus supplement and the accompanying prospectus may be obtained, when available, from A.G.P./Alliance Global Partners, 590 Madison Avenue, 28th Floor, New York, NY 10022, or by telephone at (212) 624-2060, or by email at prospectus@allianceg.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About Rezolve AI

Rezolve Ai (NASDAQ: RZLV) (the “Company”) is an industry leader in AI-powered solutions, specializing in enhancing customer engagement, operational efficiency, and revenue growth. The Company’s “Brain Suite” is an innovative AI platform built for Agentic Commerce, delivering advanced tools that harness artificial intelligence to power search, transact, fulfill, and personalize at global scale. For more information, visit www.rezolve.com.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1996. The actual results of Rezolve AI plc (“Rezolve”) may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect”, “estimate”, “project”, “budget”, “forecast”, “anticipate”, “intend”, “plan”, “may”, “will”, “could”, “should”, “believes”, “predicts”, “potential”, “continue”, and similar expressions are intended to identify such forward-looking statements. Forward-looking statements in this press release include Rezolve’s statements regarding the timing of the closing of the offering and the expected use of proceeds from the offering. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of Rezolve’s Annual Report on Form 20-F and its subsequent filings made with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Most of these factors are outside Rezolve’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) competition, the ability of Rezolve to grow and manage growth profitably, and retain its management and key employees; (2) changes in applicable laws or regulations; and (3) weakness in the economy, market trends, uncertainty and other conditions in the markets in which Rezolve operates, and other factors beyond its control, such as inflation or rising interest rates. Rezolve cautions that the foregoing list of factors is not exclusive and not to place undue reliance upon any forward-looking statements, including projections, which speak only as of the date made. Except as required by applicable law, Rezolve does not plan to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances, or otherwise.

Media Contact

Rezolve Ai

Urmee Khan - Global Head of Communications

urmeekhan@rezolve.com

+44 7576 094 040

investors@rezolve.com